GLOBEPAN RESOURCES, INC.
                           6518 121st Street, Suite 5
                            Surrey, British Columbia
                                 Canada V3W 1C4
                            Telephone: (604) 762-0755
                            Facsimile: (604) 592-6553

April 10, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Charito A. Mittelman

Dear Sirs:

Re:      Form SB-2 (File No. 333-128226)

Further  to  your  comment  letter  dated  February  15,  2006   concerning  our
registration statement on Form SB-2, we respond as follows:

General

1. As we stated in our prior comment,1 your offering appears to constitute an offer by or on behalf of the registrant under Rule 415
         (a)(4) since the registration statement covers the resale of all outstanding securities other than that held by Mr. Field, your sole officer, director, employee and 45% shareholder. We note your response to prior comment 1 that:

          o each shareholder warranted in the subscription agreement that they were acquiring the securities with investment intent and not a view to distribution,

          o Mr. Field, your sole officer and director, maintains a personal relationship with each shareholder,

          o    You will receive no proceeds from the sale of securities, and

          o The circumstance at the time of each issuance does not support the claim that a subsequent sale of securities was contemplated by the selling stockholders.

         As we previously stated the issue of whether this is a primary offering is a difficult factual one and not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, and whether under all the circumstances it appears that sellers are acting as conduits for the issuer. In this connection we note that the shares held by other than Mr. Field constitute all of your shares and appear to have been purchased at significantly discounted prices only three months prior to the time this resale registration statement was filed. Please expand to explain further the relationship between Mr. Field and the selling shareholders, including how they initially came into contact, and clarify the circumstances surrounding the initial share purchases, including the dates the shares were purchased.

         The relationship between Mr. Field and each of the selling shareholders is as follows:

           Name of Shareholder     Relationship

           Erik Graham             business friend for five years
           Vittorio Castelli       best friend for past four years
           Irshad Mohammed Koya    friend and business associate for two years
           Tod Lansing             friend and neighbor for three years
           Krista Lansing          friend and neighbor for three years
           Randall Field           brother
           Penny Anderson          friend for four years
           Ryan Anderson           son of Penny Anderson
           Jill Field              wife
           Will Woo                friend and business associate for 12 years
           Colin Louie             friend, computer technician for 10 years
           Keith Tong              business associate, friend for eight years
           Thi Mai Tong            wife of Keith Tong
           Phil Taneda             friend for two years through business venture
           Kari Taneda             wife of Phil Taneda
           Roy Field               brother
           Daryl Zelinski          former co-worker
           Sheri Field             brother's wife
           Jodi Bradley            wife's best friend for 19 years
           Warren Nyuli            business associate for three years
           Trevor Field            father
           Rhona Morris            sister
           Randy Robertson         friend for six years
           Dave Benson             wife's brother
           Barb Cooley             uncle's wife
           Bill Cooley             uncle
           Niki Chrismas           friend and neighbor
           Donovan Green           friend and neighbor
           Nubia Vanegas           friend for two years
           Tasneem Koya            wife of Irshad Koya

         The dates of the share purchases were as follows:

                  Name of Shareholder                         Date of Purchase

                  Erik Graham                                 May 16, 2005
                  Vittorio Castelli                           May 16, 2005
                  Irshad Mohammed Koya                        May 16, 2005
                  Tod Lansing                                 May 19, 2005
                  Krista Lansing                              May 19, 2005
                  Randall Field                               May 20, 2005
                  Penny Anderson                              May 20, 2005
                  Ryan Anderson                               May 20, 2005
                  Jill Field                                  May 20, 2005
                  Will Woo                                    May 24, 2005
                  Colin Louie                                 May 24, 2005
                  Keith Tong                                  May 28, 2005
                  Thi Mai Tong                                May 28, 2005
                  Phil Taneda                                 May 30, 2005
                  Kari Taneda                                 May 30, 2005
                  Roy Field                                   June 3, 2005
                  Daryl Zelinski                              June 3, 2005
                  Sheri Field                                 June 3, 2005
                  Jodi Bradley                                June 3, 2005
                  Warren Nyuli                                June 7, 2005
                  Trevor Field                                June 8, 2005
                  Rhona Morris                                June 8, 2005
                  Randy Robertson                             June 8, 2005
                  Dave Benson                                 June 11, 2005
                  Barb Cooley                                 June 12, 2005
                  Bill Cooley                                 June 12, 2005
                  Niki Chrismas                               June 14, 2005
                  Donovan Green                               June 14, 2005
                  Nubia Vanegas                               June 14, 2005
                  Tasneem Koya                                June 18, 2005

Risk Factors

2. We note the reference to four mineral claims comprising the Nak mineral claims held in trust by Ms. Kalris in your response to previous comment 3. Please revise to reconcile the reference to only two claims representing the Nak mineral claims on page 21.

         We have reconciled the disclosure to indicate that there are two Nak mineral claims.

         Yours truly,

         /s/ Russell Field

         Globepan Resources, Inc.
         Russell Field, President